Helus Pharma Reports Recent Business Highlights and Fiscal Year 2026 Financial Results

- Recently closed $50 million underwritten offering reinforces strong institutional investor conviction and bolsters balance sheet for execution of second Phase 3 HLP003 trial1,2,3, EMBRACE, for potential U.S. FDA New Drug Application in 20281,2,3 -

- Phase 3 APPROACH pivotal study of HLP003 in Major Depressive Disorder (“MDD”) has surpassed 88% enrollment and is on track for topline data readout in Q4 20262,3 -

- HLP003 Phase 2 data demonstrated durability at 12 months following two 16mg doses, with 100% response and 71% remission based on a MADRS benchmark of ≤10, with remission rising to 100% based on recent peer benchmarks of ≤124,5 -

- Reported topline results in Phase 2 signal detection study for HLP004 in Generalized Anxiety Disorder (“GAD”) showing ~10-point improvement from baseline in HAM-A on top of Standard of Care at 6 weeks -

- The Company intends to complete design of next HLP004 study by the end of Q3 20262,3 -

- Strengthened scientific and medical leadership with addition of globally recognized experts in clinical development, translational science, and medical affairs -

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – June 29, 2026 – Helus Pharma™ (Nasdaq: HELP) (Cboe CA: HELP), (the “Company” or “Helus Pharma”) a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today reported audited financial results for its fiscal year ended March 31, 2026, and recent business highlights. Unless otherwise noted, all dollar amounts are expressed in United States dollars.

“Over the past year, Helus Pharma has strengthened its position as a segment-leading, clinical-stage pharmaceutical company, advancing HLP003 toward a critical Phase 3 readout in Q4 2026 and progressing HLP004 to its next study design by the end of Q3 2026,” said Eric So, Interim Chief Executive Officer of Helus Pharma.
“We are pleased to report that our Phase 3 APPROACH study has surpassed 88% enrollment, with recruited participants at approximately the same level of baseline severity as in Phase 2,” continued Mr. So. “With topline data anticipated later this year, Helus Pharma is at an inflection point as we move toward commercialization, subject to regulatory approval. Our recently closed $50 million underwritten offering represents a strong vote of confidence in our clinical strategy from top-tier institutional investors and bolsters our balance sheet for execution of our second Phase 3 HLP003 trial, EMBRACE, with potential U.S. FDA New Drug Application in 20281,2,3.”

Previously reported Phase 2 data for HLP003 demonstrated a durable and clinically meaningful treatment effect, including a ~23-point reduction in MADRS score from baseline at 12 months after two 16 mg doses administered three weeks apart, with response and remission rates improving to 100% and 71% respectively at 12 months based on a MADRS scale threshold for remission of ≤10. Based on recent peer remission criteria of MADRS ≤121,2, both response and remission rates were 100% at 12 months. These results reinforce the potential of HLP003 to address a significant unmet need and deliver a transformative treatment for patients with MDD.
Helus Pharma is focused on transforming patient outcomes, with remission, response rate and durability serving as key measures of clinical success. Sustained remission has the potential to improve patient quality of life while potentially reducing the long-term burden on healthcare systems and payers. The Company believes HLP003’s positioning as an adjunctive therapy —and, to its knowledge, the only late-stage adjunctive potential treatment in this emerging class — may better integrate into existing standards of care and support broader adoption in real-world settings.

“As we advance our clinical trials, we continue to expand our roster of globally recognized scientific leaders and network of strategic partnerships to bring these therapies to patients,” added Mr. So. “Amid growing clinical need and increasing regulatory support, our late-stage programs are poised to potentially transform the mental health treatment landscape. This is an exciting time at Helus Pharma as we execute toward key clinical, regulatory and strategic milestones.”

Recent Business and Pipeline Highlights:

HLP003: Continued to progress enrollment in Phase 3 PARADIGM program.

•APPROACH has surpassed 88% enrollment, and the study is on track for topline data readout in Q4 20262,3.
•Enrollment is underway in EMBRACE, the second pivotal study.
•Participant rollover is ongoing into the EXTEND study to generate long-term safety and durability data.

Partnered with TARA Mind to advance veteran access to mental health treatment. Collaboration with leading mental health organizations to support HLP003 Phase 3 recruitment and expand outreach in veteran communities.

HLP004: Reported topline results from Phase 2 signal detection study in patients with GAD.

•Statistically significant (p<0.0001) within subject, and clinically meaningful improvement from baseline in Hamilton Anxiety Rating Scale (“HAM-A”) of ~10 points on top of Standard of Care at 6 weeks
•In Phase 1 trial, 100% of participants were ready for discharge within 3 hours6; acute effects lasted ~90 minutes7
•Durable effects sustained through at least six months, with the pooled study population showed 67% responders and 39% of patients were in remission
•Generally well-tolerated, adverse events were transient, with no drug-related serious adverse events recorded

The Company intends to complete the design of the next HLP004 study by the end of Q3 20263.

HLP005: Advancement towards candidate selection

As part of its continued advancement of a pipeline of novel molecules, the Company is progressing the HLP005 program toward candidate selection, with a viable development candidate anticipated in the second half of 2027.

Leadership Update

Eric So, Co-Founder and Executive Chairman, returned to the role of Interim Chief Executive Officer to maintain continuity and operational momentum while the Board’s search for a permanent Chief Executive Officer is actively underway.

Strengthened scientific and medical team with the addition of globally recognized leaders in clinical development, translational science, and medical affairs.

•Appointed Dr. Freda Lewis-Hall, former Pfizer Executive Vice President and Chief Medical Officer, to senior governance roles as a member of the Board of Directors and Chair of the Scientific Advisory Board overseeing research and development programs.
•Appointed Dr. Ken Kramer, former Vice President and Head of Medical Neuroscience at Bristol Myers Squibb, as Senior Vice President, Medical Affairs.
•Appointed Dr. Susan Learned, a 29-year pharmaceutical R&D executive and most recently Senior Vice President of Global Medicines Development at Indivior, as Strategic Research and Development Leader.

•Named Dr. Robert Langer, co-founder of Moderna, to the Company’s Scientific Advisory Board.
•Named Dr. Stephen Brannan, former Chief Medical Officer at Karuna Therapeutics, to Scientific Advisory Board.
•Retained Dr. Andrew Cutler, Chief Medical Officer of the Neuroscience Education Institute and principal investigator on over 400 psychiatric and medical clinical trials, as Senior Advisor.
•Retained Dr. Michael Thase, Professor of Psychiatry and Chief, Division of Mood and Anxiety Disorders Treatment and Research Program at the Perelman School of Medicine University of Pennsylvania, as Senior Advisor.

Positive regulatory signals and growing acceptance of therapeutic value of psychedelics The White House Executive Order in the spring of 2026 provided for potential prioritization of U.S. Food and Drug Administration (“FDA”) review for psychedelic therapies with Breakthrough Therapy designation, expanded access for eligible patients, increased federal funding to support state-level programs, and strengthened coordination between the Department of Health and Human Services and the Department of Veterans Affairs. Helus Pharma was recognized in a White House press release accompanying the Executive Order.

Fourth Quarter and Fiscal Year 2026 Financial Highlights

•Cash totaled $157.3 million as of March 31, 2026. On June 25, 2026, the Company completed a $50 million underwritten offering.
•Net loss was $47.0 million for the quarter ended March 31, 2026, compared to a net loss of $21.3 million in the same period last year.
•Net loss was $148.0 million for the year ended March 31, 2026, compared to a net loss of $81.6 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled $42.6 million for the quarter ended March 31, 2026, compared to $21.7 million, in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled $131.7 million for the year ended March 31, 2026, compared to $71.8 million, in the same period last year.
•Cash flows used in operating activities were $37.3 million for the quarter ended March 31, 2026, compared to $14.7 million in the same period last year.
•Cash flows used in operating activities were $133.3 million for the year ended March 31, 2026, compared to $72.3 million in the same period last year.
•Operating cash flow and expenses were higher than the prior year, driven by the continued advancement of the APPROACH, EMBRACE, and EXTEND HLP003 Phase 3 trials, advancement of HLP004 through Phase 2 trials, and HLP005 program.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Notes

1.The Company is currently prioritizing the advancement of its HLP003 Program.
2.There is no assurance that this timeline will be met or that the program will advance clinical trials, at all. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
3.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

4.Popova V, Daly EJ, Trivedi M, et al. Efficacy and Safety of Flexibly Dosed Esketamine Nasal Spray Combined With a Newly Initiated Oral Antidepressant in Treatment-Resistant Depression: A Randomized Double-Blind Active-Controlled Study TRANSFORM-2. Am J Psychiatry 2019; 176: 428-438.
5.Definium Therapeutics, “Definium Therapeutics Announces Positive Topline Results from Phase 3 Emerge Study of DT120 Orally Disintegrating Tablet (ODT) in Major Depressive Disorder,” press release, June 22, 2026.
6.In Phase 1 study at 30 mg dose.
7.Not statistically different from placebo after 90 mins.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding Phase 3 readout for HLP003 in Q4 2026; completion of HLP004 study design in Q3, 2026; bolstering of balance sheet to support execution of EMBRACE Phase 3 HLP003 trial; submission of FDA New Drug Application for HLP003 in 2028; potential of HLP003 to address a significant unmet need and deliver a truly transformative treatment for patients with MDD; sustained remission having the potential to improve patient quality of life while potentially reducing the long-term burden on healthcare systems and payers; progression of HLP005 program toward candidate selection in the second half of 2027; the potential of HLP003’s positioning as an adjunctive therapy to better integrate into existing standards of care and support broader adoption in real-world settings; the potential prioritization of FDA review for psychedelic therapies with Breakthrough Therapy designation; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562